UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 22, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Exelixis, Inc.

File No. 0-30235 - CF #34075

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Exelixis, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.8 to a Form 10-Q filed on August 4, 2011, as modified by the same contract refiled with fewer redactions as Exhibit 10.2 to a Form 10-Q filed on August 3, 2016.

Based on representations by Exelixis, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.8 to Form 10-Q filed August 4, 2011   through August 4, 2021
Exhibit 10.2 to Form 10-Q filed August 3, 2016   through August 4, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary